Mail Stop 6010
      January 19, 2006

David R. Sonksen, CFO
Microsemi Corporation
2381 Morse Avenue
Irvine, California 92614

      Re:	Microsemi Corporation
      Registration Statement on Form S-4
      Filed December 23, 2005
		File No. 333-130655

Dear Mr. Sonksen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Risks related to the merger, page 9

1. Please tell us why you have not included a risk factor that highlights the risk related to the litigation disclosed on page 10 of your Form 10-K. Also, tell us why you did not file the related indemnification agreement as an exhibit.


Certain officers and directors of APT who support and approve the merger, page 9

2. Please expand the appropriate section to discuss in greater detail the options discussed in the fifth sentence of this risk factor.

Microsemi may be unable to realize cost savings, synergies and other benefits, page 9

3. We note various references to cost savings and synergies. Please expand the appropriate section to discuss in greater detail these synergies and savings, and quantify the synergies and savings to the extent practicable. Also, disclose the assumptions upon which the synergies are based in a manner that will provide investors a framework for analysis of the synergies.

Governmental authorities could seek to block or challenge the merger, page 11

4. Please update this section to the extent practicable.

Microsemi`s subsidiaries manufacturing processes are complex and specialized, page 13

5. Please expand the fourth sentence of this risk factor to quantify any material delays and reduced yields.

Reliance on government contractors for a significant portion of Microsemi`s sales, page 13
6. Please expand the risk factor to quantify the significant portion of sales to defense and aerospace markets.

Interruptions, delays or cost increases affecting Microsemi`s materials, page 15

7. Please quantify the references to the "increasing portions of its products" and the "substantial portion of each company`s outside manufacturing" to the extent practicable.

International operations and sales may expose Microsemi to material risks, page 17

8. Please quantify the reference to "a significant portion of total revenues."

Unaudited Pro Forma Condensed Combined Balance Sheet, page 24

9. Please refer to your pro forma adjustment (1) and (8) regarding your estimated charge for in-process research and development of $9.4 million. To the extent practicable, please expand your disclosures to address the significant assumptions used to value in-process research and development, as well as the nature and value of individually significant projects.

Background, and Reasons for the Merger, page 35

10. We note the first full paragraph on page 38 concerning Lehman
Brothers. Please provide the disclosure required by Item 4(b) of Form S-4.

Fairness Opinion of APT`s Financial Advisor, page 41

11. Please provide us with copies of any materials prepared by Houlihan in connection with is fairness opinion, including among other things, any "board books, " drafts of fairness opinions provided to APT`s board and any summaries made to APT`s board. We may have further comments once we have had the opportunity to review the requested materials.
12. Please expand the next to last paragraph on page 48 to quantify the contingent fee and the customary fee.

Potential Conflicts of Interest of APT Management in the Merger,
page
49

13. Please expand this section to briefly compare the current compensation arrangement for each named officer of APT.

Employment Agreements, page 49

14. Please file as exhibits the employment agreements.

Conversion of Securities, page 51

15. Please tell us whether you intend to file a new registration statement if you need to issue additional shares. We note the next to last sentence of this section.

16. Please include examples of additional shares that might need to be issued.

Material U.S. Federal Income Tax Consequences of the Merger, page
61

17. You should unequivocally state what the tax consequences will be.
For example, we note your disclosure that "If the merger qualifies as a reorganization..." If doubt exists, you should explain the reasons for the doubt, the degrees of uncertainty and possible outcomes and provide appropriate risk factors.

18. If you intend to rely upon Annex E as part of the required disclosure, provide a descriptive reference to it in this section. Also, we note that you have only included only the opinion from Advanced Power`s counsel. In addition, please file the tax opinion from Microsemi`s counsel.

19. Please explain the significance, if any, of the 20% limit on cash merger consideration on the tax consequences.

20. Please revise to provide more detailed guidance as to how an APT shareholder must allocate the cash versus stock portions of the consideration received for his APT stock, both for calculating his tax liability on the exchange and his basis in the Microsemi stock received. For example, how does the value of the Microsemi stock on the distribution date affect this calculation? Illustrative examples may be appropriate.

21. Please explain in greater detail the "statement setting forth specified facts relating to the merger" that a shareholder is required to file with their tax return. Describe how this information will be provided to APT shareholders.


Undertakings, page II-2

22. Please use the current version of required undertakings.



Microsemi Corporation - Annual Report on Form 10-K for the fiscal year ended October 2, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Results of Operations for the Fiscal Year 2004 Compared to the
Fisacl
Year 2005, page 33

23. Please revise future filings, including your December 31, 2005 Form 10-Q, to include an analysis explaining the underlying reasons for the significant changes noted. For example, we note that your financial statements reflect materially higher revenues resulting from "better pricing for certain high-reliability products" and "higher volume of shipments for certain products." Per Item 303(A)(3)(ii), you should "provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services." Under SAB Topic 13.B, "[c]hanges in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease." Per Release 33-8350, "[a] thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects." And under FRC 501.04, you should include a discussion and quantification of the contribution of two or more factors identified as the causes for material changes "where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change, or where there are material increases or decreases in net sales or revenue." As such, your MD&A should not only identify and quantify to the extent practicable the increase in sales prices and volume, but also should analyze those and any other significant reasons underlying the increases (including underlying offsetting decreases) when the reasons are also material and determinable. For example, we note that you refer to certain products but you do not provide an explanation of the nature of these products. You refer to the contribution of the gross margin on new products on page 34, but you do not quantify or discuss the impact of these new products on your revenues. We note that you present a table showing the percentage of sales by OEM customer but you do not explain the underlying reasons for significant changes in the customer groups or how management uses the information in the table to analyze the company`s operations.

On page 34 you disclose that cost of sales includes $13.1 million and
$9.6 million related to transitional idle capacity and inventory abandonments in 2004 and 2005, respectively. We note no discussion of the nature of these amounts or the underlying material causes. You should provide disclosure where necessary for investors to ascertain the likelihood that past performance is indicative of future performance.

Similarly, where a company`s financial statements reflect material restructuring or impairment charges, or a decline in the profitability of a plant or other business activity, MD&A should also, where material, analyze the reasons underlying these matters.
Whether favorable or unfavorable conditions constitute or give rise to the material trends, demands, commitments, events or uncertainties being discussed, the analysis should consist of material substantive information and present a balanced view of the underlying dynamics of the business.

Please see Item 303 of Regulation S-K, SAB Topic 13.B, FRC 501, and
Release 33-8350.

Financial Statements

Note 11. Segment Information, page 67

24. We noted that you state the company operates in a single industry segment. We also noted on page 50 that the company identifies five separate reporting units where it appears separate financial information is maintained. In your Form 8-K filed on November 17, 2005 you refer to both your "high reliability semiconductor" and "high performance analog and mixed signal" businesses. Please tell us more about how management reviews the business pursuant to paragraphs 10 - 18 of SFAS 131 and clarify for us how you determined there is only one reportable segment.


Form 8-K filed November 17, 2005

25. We see that you have incorporated this Form 8-K by reference into your Form S-4 filed December 23, 2005. Both Regulation G and Item 10(e) of Regulation S-K, therefore, applies to your non-GAAP disclosures in this Form 8-K. See General Instruction B.2 of Form 8-
K.  Please respond to the following:

* We note that you do not provide a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP for your non-GAAP presentations. For example, we note your discussion of non-GAAP net income, non-GAAP per share net income and non-GAAP gross margins in the second paragraph of the November 17, 2005 press release with no comparable GAAP measure disclosed. Please amend your filing to comply with Item 10(e) of Regulation S-K.

* In your Business Outlook you include certain forecasted non-GAAP financial information. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you must disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you must identify information that is unavailable and disclose its probable significance.

* We note that you do not provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP for each non-GAAP financial measure that you present. Please amend your filing to comply with Item 10(e) of Regulation S-K.

* We note that you do not include a statement for each non-GAAP measure presented disclosing the reasons why your management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the your financial condition and results of operations. You would also include, to the extent material, the additional purposes, if any, for which your management uses the non-GAAP financial measure. See Item 10(e) of Regulation S-
K. In addition, the staff`s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in
June of 2003 notes that the inclusion of a non-GAAP financial measure may be misleading absent the following disclosures:
- The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- The economic substance behind management`s decision to use such a measure;
- The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
* The nature of some of the reconciling items included in your Schedule Reconciling Non-GAAP Income to GAAP Income is such that the charge or gain is reasonably likely to recur within two years, or there was a similar charge or gain within the prior two years. Item
10(e) of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual under those conditions. Please either delete the adjustments for (a) transitional idle capacity and inventory abandonments, (b) amortization of intangible assets, (c) gain/loss on disposition of assets, (d) impairments of long lived assets, and
(e)
restructuring and other special charges, or tell us why the current presentation is not prohibited under Item 10(e) of Regulation S-K. Please note that the staff`s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in
June of 2003 notes that Non-GAAP performance measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.

* Please note that the staff`s response to Question 8 included in Frequently Asked Questions Regarding the Use of Non-GAAP Measures in
June of 2003 notes that whether a company can present a non-GAAP financial measure that eliminates recurring restructuring charges will depend on all the facts and circumstances. However, if there is a past pattern of restructuring charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the restructuring charges, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation
S-K would not permit the use of the non-GAAP financial measure.

* With respect to excluding your charge for the acceleration of stock options from net income, please revise to include all of the disclosures required by SAB Topic 14.G. Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. In addition, while there is no per se prohibition against removing a recurring item, you should demonstrate the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

* We see your Schedule Reconciling Reported Financial Ratios. In the case of ratios or measures where a non-GAAP financial measure is the numerator and/or the denominator in the calculation of that ratio or measure, you must provide a reconciliation with regard to each non-
GAAP financial measure used in the calculation.

* We note that you provide a pro forma non-GAAP Consolidated
Income
Statement. First, Item 10(e) of Regulation S-K prohibits using titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for
GAAP financial measures. Second, this presentation does not appear to meet any of the conditions in Rule 11-01(a) of Regulation S-X for presentation of pro forma financial information. In addition, Item
10(e) of Regulation S-X prohibits presenting non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X. Third, you are required to comply with Regulation G and Item 10(e) of Regulation S-K for each non-GAAP measure presented in the table.

* Regulation G requires that the presentation of a non-GAAP financial measure, taken together with the information accompanying the measure and any other accompanying discussion, not contain a material misstatement or material omission necessary in order to make the presentation not misleading, in light of the circumstances in which the presentation is made.

We may have further comments after reviewing your response.

Forms 8-K filed July 29, May 11, and January 27, 2005

26. With respect to the non-GAAP disclosures in your Forms 8-K that are "furnished" and not filed with the Commission, please respond to the following:

* We note that you provide a reconciliation of the non-GAAP information as required by Regulation G is in the form of a statement of operations. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future Forms 8-K furnished with the Commission. If you continue to present non-GAAP information, Item 2.02 of Form 8-K requires that disclosures "furnished" include information that complies with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. Accordingly, in addition to the reconciliation for each non-GAAP measure, you must also provide statements disclosing the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. Those disclosures should be specific and substantive to each individual measure. Refer to SEC Release 33-8176 and also Question 8 of the FAQ Regarding the
Use of Non-GAAP Financial Measures, dated June 13, 2003. Please confirm that you will revise your Forms 8-K in future periods to provide all of the disclosures required by Item 10(e)(1)(i) for each non-GAAP measure presented. Provide us with a full sample of your proposed disclosure.

* Please note that the requirements of paragraph (e)(1)(i) of Item
10
of Regulation S-K apply to disclosures under Item 2.02. Accordingly, please revise your presentation in future Forms 8-K to present the most comparable GAAP measure with equal or greater prominence to your non-GAAP measure. In addition, please revise your reconciliation from
GAAP gross margin to non-GAAP gross margin to conform to the requirements of Item 10(e)(1)(i)(B). Provide us with a full sample of your proposed disclosures.

We may have further comments after reviewing your response.

Advanced Power Technology, Inc.

Forms 8-K filed April 29, July 27, October 4, and October 24, 2005

27. As previously noted in the Staff`s letter dated May 17, 2005 to
Advanced Power Technology, we note your disclosure of certain non-GAAP financial measures. In addition, we see that you have incorporated the forms 8-K by reference into Microsemi Corporation`s
Form S-4 filed December 23, 2005.  Both Regulation G and Item
10(e)
of Regulation S-K, therefore, apply to your non-GAAP disclosures in this Form 8-K. See General Instruction B.2 of Form 8-K. Please amend each disclosure of non-GAAP financial information included in these Forms 8-K to comply with our prior comments, the applicable portions of the comments above on the non-GAAP disclosures of Microsemi Corporation to the extent they also relate to your disclosures, Regulation G, Frequently Asked Questions Regarding the
Use of Non-GAAP Measures issued in June of 2003, and Item 10(e) of
Regulation S-K.

********


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Kaitlin Tillan at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

      					Sincerely,


      					Thomas Jones
      					Senior Attorney


cc. via Telefax Nicholas J. Yocca
	(949) 203-6161
David R. Sonksen, CFO
Microsemi Corporation
January 19, 2006
Page 1